Phone:	(212) 885-5239
Fax:	(917) 332-3817
Email:	twestle@blankrome.com

December 30, 2005

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Filing Desk

            Re:                   Northern Lights Fund Trust

            SEC File Nos. 333-122917/811-21720

Ladies and Gentlemen:

            On behalf of Northern Lights Fund Trust (the “Trust”), attached herewith for filing pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”), please find Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A (“PEA No. 6”).  PEA No. 6 is being filed by the Trust in order to add The Biondo Fund as a new series of shares offered by the Trust.

            Questions concerning PEA No. 6 may be directed to Mr. Thomas R. Westle at (212) 885-5239 or Rustin I. Paul at (212) 885-5434.

Very truly yours,

/s/ Thomas R. Westle

Thomas R. Westle

TRW/sld

Enclosure